UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOMX INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

09090D103

(CUSIP Number)

OrbiMed Israel BioFund GP Limited Partnership

OrbiMed Israel GP Ltd.

Nissim Darvish

89 Medinat HaYehudim St.

Building E, 11th Floor

Herzliya 46766, Israel

Telephone: 972 73 2822600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

October 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09090D103

1	NAME OF REPORTING PERSON. OrbiMed Israel GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) n/a
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,290,490 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,290,490 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,490 shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 1,649,150 shares of common stock held directly by OrbiMed Israel Partners Limited Partnership and 641,339 shares of common stock held directly by OrbiMed Israel Incubator Limited Partnership.

(2)	This percentage is calculated based upon 22,835,153 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 09090D103

1	NAME OF REPORTING PERSON. OrbiMed Israel BioFund GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) n/a
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,290,490 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,290,490 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,490 shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 1,649,150 shares of common stock held directly by OrbiMed Israel Partners Limited Partnership and 641,339 shares of common stock held directly by OrbiMed Israel Incubator Limited Partnership.

(2)	This percentage is calculated based upon 22,835,153 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 4, 2019.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of BiomX Inc., a Delaware corporation (formerly Chardan Healthcare Acquisition Corp.) (the “Issuer”), with its principal executive offices at 7 Pinhas Sapir St., Floor 2, Ness Ziona, Israel 7414002. The Common Stock is listed on the NYSE American under the ticker symbol “PHGE.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by OrbiMed Israel GP Ltd., an Israeli company (“OrbiMed Israel”), and OrbiMed Israel BioFund GP Limited Partnership, an Israeli limited partnership (“OrbiMed BioFund”) (together, the “Reporting Persons” and each, a “Reporting Person”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

(b) – (c) OrbiMed Israel, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of each of OrbiMed Israel Incubator Limited Partnership, an Israeli limited partnership (“OII LP”) and OrbiMed Israel Partners Limited Partnership, an Israeli limited partnership (“OIP LP”), which hold 641,339 shares and 1,649,150 shares, respectively, of Common Stock to which this Schedule 13D relates.

The address of the principal office of each Reporting Person is 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766 Israel.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and partners (as applicable) of the Reporting Persons are set forth in Schedules I and II hereto and are incorporated herein by reference.

(d) - (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I and II hereto, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Schedules I and II hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On October 28, 2019, the Issuer consummated a business combination pursuant to a Merger Agreement (the “Merger Agreement”), dated as of July 16, 2019 and amended as of October 11, 2019, by and among (i) the Issuer; (ii) CHAC Merger Sub Ltd., an Israeli company (“Merger Sub”), (iii) BiomX Ltd., an Israeli company (“BiomX”), and (iv) Shareholder Representative Services LLC. Pursuant to the Merger Agreement, among other things, Merger Sub merged with and into BiomX, with BiomX continuing as the surviving entity and a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger became effective on October 28, 2019 (the “Effective Time”). At the Effective Time, all of the issued and outstanding shares and other equity interests in and of BiomX immediately prior to the consummation of the Merger were canceled, and, in consideration therefor, the Issuer issued (or reserved for issuance) 16,625,000 shares of Common Stock or options or warrants to purchase Common Stock to BiomX security holders. Immediately following the consummation of the Merger, there were 22,835,153 shares of Common Stock issued and outstanding.

The Merger resulted in the Reporting Persons holding an aggregate of 2,290,490 shares of Common Stock as of October 28, 2019.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 10.0% of the outstanding Common Stock. OrbiMed BioFund, as the general partner of OII LP and OIP LP may be deemed to be the beneficial owner of approximately 10.0% of the outstanding Common Stock. OrbiMed Israel, as the general partner of OrbiMed BioFund, may be deemed to be the beneficial owner of approximately 10.0% of the outstanding Common Stock.

The Reporting Persons acquired their Common Stock solely for investment purposes.

Item 4. Purpose of Transaction

The Reporting Persons caused OII LP and OIP LP to acquire shares of Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OII LP and OIP LP.

Merger

The information provided in the first paragraph of Item 3 is hereby incorporated by reference herein.

General

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as exhibits to this Schedule 13D, and incorporated herein by reference.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b) As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Exchange Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Stock described in Item 6 below. Based upon information contained in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 4, 2019, such Common Stock constitute approximately 10.0% of the issued and outstanding Common Stock. OrbiMed Israel, pursuant to its authority as the sole general partner of OrbiMed BioFund, the sole general partner of OII LP and OIP LP, may be deemed to indirectly beneficially own the shares of Common Stock held by OII LP and OIP LP. OrbiMed BioFund, pursuant to its authority as the general partner of OII LP and OIP LP, may be deemed to indirectly beneficially own the shares of Common Stock held by OII LP and OIP LP. As a result, OrbiMed Israel, OrbiMed BioFund, OII LP and OIP LP share the power to direct the vote and to direct the disposition of the shares of Common Stock described in Item 6 below.

(c) Other than as discussed in Item 3 in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3, and 5 above, OrbiMed BioFund is the sole general partner of OII LP and OIP LP pursuant to the terms of the limited partnership agreements of each of OII LP and OIP LP. OrbiMed Israel is the sole general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. As a result, OrbiMed BioFund has the power to direct the vote and to direct the disposition of the Shares held by OII LP and OIP LP and such power is exercised through OrbiMed Israel. OrbiMed Israel exercises this investment power through an investment committee (the “Committee”) comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz and Erez Chimovits (“Chimovits”), each of whom disclaims beneficial ownership of the Common Stock held by OII LP and OIP LP, except to the extent of their pecuniary interest therein. As a result, OrbiMed BioFund and OrbiMed Israel may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OII LP and OIP LP and to share power to direct the vote and the disposition of the Common Stock held by OII LP and OIP LP. The number of outstanding shares of Common Stock attributable to OII LP is 641,339 shares and the number of outstanding shares of Common Stock attributable to OIP LP is 1,649,150 shares. OrbiMed Israel maybe be considered to hold indirectly 2,290,490 shares of Common Stock, and OrbiMed BioFund may be considered to hold indirectly 2,290,490 shares of Common Stock.

Chimovits serves as a member of the Board of Directors of the Issuer through which he may, in the normal course of discharging his duties, exert influence and control over the affairs of the Issuer. From time to time, Chimovits may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Chimovits is obligated to transfer any Common Stock granted to him by the Issuer, or the economic benefits thereof, to OrbiMed Israel or an affiliate, which in turn will ensure that such Common Stock or economic benefits are provided to OII LP and OIP LP.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules I and II to this Schedule 13D or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules I and II to this Schedule 13D and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement between OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership.

99.2	Merger Agreement, dated as of July 16, 2019 (incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

99.3	Amendment Agreement to Merger Agreement, dated as of October 11, 2019 (incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on October 15, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2019

ORBIMED ISRAEL GP LTD.

By:	/s/ Carl L. Gordon
Carl L. Gordon
Director

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

By: OrbiMed Israel GP Ltd., its General Partner

By:	/s/ Carl L. Gordon
Carl L. Gordon
Director

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below. Unless otherwise noted, all of these persons are Israeli citizens and have as their business address 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766, Israel.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon American citizen	Director	Member OrbiMed Advisors LLC 601 Lexington Avenue, 54th Floor New York, NY 10022

Nissim Darvish	Director	Senior Managing Director OrbiMed Israel Partners Limited

Jonathan T. Silverstein American citizen	Director	Member OrbiMed Advisors LLC 601 Lexington Avenue, 54th Floor New York, NY 10022

Schedule II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd.